EXHIBIT 12.1

DUKE REALTY CORPORATION
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands, except ratios)

December 31, 2006

Net income from continuing operations, less preferred dividends	$97,166
Preferred dividends	56,419
Minority interest in earnings of common unitholders	9,760
Interest expense	179,007
Earnings before fixed charges	$342,352

Interest expense	$179,007
Interest costs capitalized	36,260
Total fixed charges	215,267

Preferred dividends	56,419
Total fixed charges and preferred dividends	$271,686

Ratio of earnings to fixed charges	1.59

Ratio of earnings to combined fixed charges and preferred
dividends	1.26